VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

February 2, 2015

VIA EDGAR

Ms. Naseem Nixon, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Voya Variable Insurance Trust

SEC File Nos.:  333-83071; 811-9477

Dear Ms. Nixon:

This letter responds to comments provided to Jay Stamper on or about January 9, 2015, by the Staff of the U.S. Securities and Exchange Commission (“Staff”) for Post-Effective Amendment No. 29 (“Amendment”) to the Registration Statement of Voya Variable Insurance Trust (“Registrant”), filed on or about November 26, 2014 on Form N-1A for the Registrant. Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

General Comments

1.                                      Comment:                                     The Staff requested that the Registrant confirm that all missing or bracketed information in each prospectus or the SAI and any missing exhibits will be included in a subsequent Post-Effective Amendment to the Registrant’s registration statement.

Response:                                        The Registrant so confirms.

2.                                      Comment:                                     The Staff noted that the paragraph following the “Expense Example” table states that the examples reflect the applicable waivers for the one-year period and the first two years of the three-year period.  The Staff inquired if this statement was accurate.

Response:                                        The Registrant confirms that the statement is accurate as the expense limitation agreement will be in place through May 1, 2017.

Principal Investment Strategies

3.                                      Comment:                                     The Staff requested that the Registrant update the ten year duration range information for the Barclay’s Capital Aggregate Bond Index included in the eighth paragraph of the “Principal Investment Strategies.” The disclosure currently includes information as of June 30, 2014, please update the disclosure to include the information as of December 31, 2014.

Response:                                        The Registrant has confirmed that the duration range did not change from June 30, 2014.  The Registrant has revised the “as of” date to December 31, 2014.

Composite of Substantially Similar Managed Accounts and Funds

4.                                      Comment:                                     The Staff requested that the Registrant disclose that the sub-adviser’s similar managed accounts is “net” of all fees and sales loads.

Response:                                        The Registrant has revised the first sentence of the third paragraph of this section to clarify that the “Composite” is “net” of all fees and has also revised to include the reference to sales loads.  The sentence now reads as follows:

“The annual returns for the Composite were calculated on a time-weighted and asset-weighted, total return basis, including reinvestment of all dividends, interest and income, realized and unrealized gains or losses, and any applicable foreign withholding taxes, without provision for federal and state income taxes, if any, and net of any sales loads, brokerage commissions and execution costs, advisory fees, and custodial fees.”

5.                                      Comment:                                     The Staff also commented that if the actual fees and expenses of the “Composite” are lower than the Portfolio’s fees and expenses, please disclose that the use of the Portfolio’s fees and expenses would have lowered these performance results.

Response:                                        The Registrant has revised the sixth and seventh paragraphs of the third paragraph of this section to include references to “fees and expenses” of the Portfolio.  These sentences now read as follows:

“The accounts in the Composite do not pay the same fees and expenses that mutual funds pay and are not subject to the diversification rules, tax restrictions and investment limits of the 1940 Act or Subchapter M of the Code. Returns may have been lower if the Composite had been subject to these fees, expenses, and regulations.”

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
Voya Investment Management

Attachment

cc:                                Huey P. Falgout, Jr., Esq.

ING Investments, LLC

Jeffrey S. Puretz, Esq.

Dechert LLP

ATTACHMENT A

VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

February 2, 2015

VIA EDGAR

Ms. Naseem Nixon, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Voya Variable Insurance Trust

SEC File Nos.  333-83071; 811-9477

Dear Ms. Nixon:

Voya Variable Insurance Trust (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
Voya Investment Management

Attachments

cc:                                Jeffrey S. Puretz, Esq.

Dechert LLP